



# Jason Hobson

HB+D // Orthogonal

Los Angeles, California

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Hobson Bernardino + Davis LLP

University of California, Los Angeles - The Anderson...

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500+ connections

Attorney, investor and Jedi. Experienced real estate and business attorney based in Los Angeles, California, with clients throughout the United States. Active investor of conscious companies, conscious products and companies making a positive impact --> Orthogonal.

## Experience

Hobson Bernardino + Davis LLP

**Partner**
Hobson Bernardino + Davis LLP
2009 – Present • 9 yrs

**Principal**
Orthogonal // Reinmkr
Sep 2011 – Present • 6 yrs 11 mos
Marina del Rey, California

www.orthogonalthinker.com www.reinmkr.com

**Chair**
Synergy Community Development Corp.
Oct 2008 – Present • 9 yrs 10 mos

Affordable Housing Development

**Principal**
Domus
Oct 2008 – Sep 2012 • 4 yrs
Greater Los Angeles Area

**Sr. Counsel/Vice President**
Alliant Capital
Apr 2005 – Oct 2008 • 3 yrs 7 mos

National Tax Credit Syndicator

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## Education

 **University of California, Los Angeles - The Anderson School of Management**
MDE Program
2010 – 2011

**University of California, Hastings College of the Law**
1993 – 1996

**University of California, Hastings College of the Law**
1993 – 1996

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## Skills & Endorsements

**Affordable Housing** · 60

Endorsed by **Mark Varga, who is highly skilled at this**

Endorsed by **David Nikzad (mutual connection)**

**Real Estate** · 55

Endorsed by **Reid Bennett, CCIM - Multifamily Specialist and 2 others who are highly skilled at this**

Endorsed by **David Nikzad (mutual connection)**

**Redevelopment** · 31

Endorsed by **David Nikzad (mutual connection)**

Endorsed by **3 of Jason's colleagues at Pillsbury Winthrop Shaw Pittman LLP**

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